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                                                             EXHIBIT (a)(5)(xiv)

Contact:  MEDIA INQUIRIES:                     FOR IMMEDIATE RELEASE
          Frank Pollare                        Moved on PR Newswire
          Director, Public Information         December 14, 2000
          Corporate
          310.615.1601
          fpollare@csc.com

          FINANCIAL ANALYSTS:                  SHAREHOLDERS:
          Bill Lackey                          Morrow & Co.
          Director, Investor Relations         800.566.9061
          Corporate                            jferguso@morrowco.com
          310.615.1700
          blackey3@csc.com

              CSC ACCELERATES EXPIRATION DATE OF MYND TENDER OFFER

     EL SEGUNDO, Calif., December 14 -- Computer Sciences Corporation (NYSE:
CSC) and Mynd Corporation (NYSE: YND), formerly known as Policy Management Systems Corporation, a provider of systems, services, sourcing and e-business solutions to the global insurance and related financial services industries, have accelerated the tender offer expiration date of December 29 to December 20 at 5:00 PM EST in order to accommodate a possible earlier closing of the acquisition which is subject to the approval of the Federal Trade Commission. If FTC approval is not received by December 19, the tender offer expiration date is expected to be extended accordingly.

     In June, CSC announced that it entered into an agreement to acquire the Columbia, S.C.-based Mynd for $16 per share in an all-cash transaction and initiated a tender offer for outstanding Mynd shares. Subsequently, CSC received a second request from the FTC for information concerning its tender offer under the Hart-Scott-Rodino Antitrust Improvements Act.

     As of the close of business on December 13, approximately 25,039,165 Mynd shares, representing approximately 70 percent of the total outstanding, had been validly tendered into the offer.


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Computer Sciences Corporation - page 2                         December 14, 2000

     Morrow & Co., Inc. is the information agent for the tender offer and Goldman, Sachs & Co. is the dealer manager.

     Computer Sciences Corporation, one of the world's leading consulting and information technology services firms, helps clients in industry and government achieve strategic and operational objectives through the use of technology. Having guided clients through every major wave of change in information technology (IT) for more than 40 years, CSC today is well positioned to develop and apply IT strategies and technologies, particularly in the e-business area. CSC's capabilities span a full range of technology disciplines, including management and IT consulting, systems design and integration, applications software, Web and application hosting, and IT and business process outsourcing.

     Since its formation in 1959, CSC has been known for its flexibility and customer-centric culture. Through numerous agreements with hardware and software firms, the company develops and manages solutions specifically tailored to each client's needs. With more than 61,000 employees in locations worldwide, CSC had revenues of $9.9 billion for the twelve months ended September 29, 2000. It is headquartered in El Segundo, California. For more information, visit the company's Web site at www.csc.com.


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